Mail Stop 6010

June 16, 2006

Mr. Allen Blauwet
Victory Renewable Fuels, LLC
1348 Cleveland Ave.
Larchwood, Iowa 51241

Re: Victory Renewable Fuels, LLC
Form SB-2 Registration Statement
File No. 333-134732

Dear Mr. Blauwet:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   It is unclear whether you might extend the offering beyond the date that is one year following the effective date of this registration statement. If so, you should say so on the cover page and briefly describe the extension in the summary.

Risk Factors – page 5

We are not experienced in selling securities and no one has agreed to assist us or purchase any units that we cannot sell ourselves, which may resulting the failure of this offering. – page 5

2.   Please refer to Rule 3a4-1 under the 1934 Act. Please provide us with your analysis of the applicability of the safe harbor provided for in the rule to the individuals who will be selling your securities. We may have further comment after reviewing your response.

We have no experience in the biodiesel industry, which increases the risk of our inability to build and operate the biodiesel plant. – page 7

3.   We note your disclosure that you expect your officers to dedicate between 15 and 20 hours per week to your project. Please clarify if you expect your officers to limit their time to 15 to 20 hours even after your plant is operational.

Failure of the production technology or a third party claim of ownership of the technology could cause us to halt or discontinue production of biodiesel, which could damage our ability to generate revenues and reduce the value of your units. – page 10

4.   We are unable to locate a more detailed discussion of this risk in the body of the prospectus. If you have reason to believe that there are shortcomings in the technology you propose to use, or if you have a reason to believe that a third party has rights to the technology that could cause you to halt or discontinue the production of biodiesel, you should say so here. You should also discuss the situation in greater detail in the "Business" section of the prospectus.

We face substantially different risks in the biodiesel industry than do ethanol manufacturers, and you should not base your decision to invest in us upon any perceived favorable analogies. – page 11

5.   Identify any characteristics of biodiesel fuel that has resulted in a slow rate of acceptance by consumers and opposition from the trucking industry.

6.   You have stated here that the marketing and transportation network must expand significantly before your biodiesel plant begins production. However, we note that on pages 25 and 59 you state that you expect to begin production and shipment of product to customers between May and August 2007. In an appropriate location in your document, explain what is involved in expanding the marketing and transportation network, whether these are activities you must perform or whether you are reliant on third parties, and your basis for determining that these will be completed by August 2007.

<u>Our business is sensitive to feedstock prices. Changes in the prices and availability of our feedstock may hinder our ability to generate revenue and reduce the value of your investment. – page 12</u>

7.   Please explain what the term "feedstock" refers to at the first place you use the term.

<u>Dilution - page 20</u>

8.   Please revise your disclosures of the anticipated changes in net tangible book value within the first paragraph to conform to the amounts disclosed within the table presented below or tell us why the amounts do not agree. Additionally, please revise the caption of the first line item to accurately disclose that these amounts are the historical net tangible book value as of February 28, 2006 as opposed to pro forma amounts, or advise us as to the difference between the pro forma and historical amounts.

<u>Summary of Promotional and Sales Materials – page 72</u>

9.   We note your statement that you may use promotional and sales materials in connection with this offering. We assume that you are referring to free-writing prospectuses. Please note that you will be required to comply with Rules 164 and 433.

<u>Federal Income Tax Consequences – page 78</u>

10.   Please revise the first paragraph under this heading, to indicate that you have described all of the material tax consequences involved in this offering.

11.   In the same paragraph, please delete the statement that investors "should" consult his or her tax advisor. Since investors are entitled to rely on the information in the document, it is inappropriate to say this. We will not object if you say, instead, that you "urge" them to consult their own tax advisor.

12.   Because Exhibit 8.1 is a "short form" opinion, the disclosure in this section constitutes counsel's opinion. This is correctly stated in the first sentence of the next to last paragraph on page 78. You need to delete the first sentence of the last paragraph on page 78 because it contradicts that statement. Please revise the disclosure accordingly.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the

Allen Blauwet
Victory Renewable Fuels, LLC
June 16, 2006
Page 5

requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

You may contact Todd Sherman at 202-551-3665 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: William E. Hanigan, Esq.
        Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.
        666 Grand Avenue – Suite 2000
        Des Moines, Iowa 50309-2510